

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Benjamin Kaplan
President
20/20 Global, Inc.
18851 NE 29th Avenue, Suite 700
Aventura, FL 33180

> **Re: 20/20 Global, Inc.**
> **Form 8-K**
> **Filed January 20, 2021**
> **File No. 000-56022**

Dear Mr. Kaplan:

　　We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to this comment, we may have additional comments.

Form 8-K filed January 19, 2021

General

1.　　Please tell us whether you believe that you have ceased to be a shell company, as defined under Rule 12b-2 of the Exchange Act, as a result of the transactions that you have entered into with Ehave, Inc., including your ownership of Mycotopia Therapies Inc., and its ownership interest in PsychedeliTech, Inc. Please provide us with a detailed legal analysis in support of your position. For guidance, please refer to SEC Release No. 33-8587. If you determine that you ceased to be a shell company, please amend your filing to include the disclosure required by Items 2.01(f), 5.01(a)(8), and 5.06 of Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jonathan Leinwand, Esq.